Exhibit 99.3

All Staff Memo from Rob Ashe

Today Cognos announced it has entered into a definitive agreement to be acquired by IBM for an all cash tender offer at a price of approximately $5 billion USD or $58 USD per share. The acquisition is subject to Cognos shareholder approval, regulatory approvals and other customary closing conditions, and is expected to close in the first quarter of 2008.

I’m very excited about the combination of IBM and Cognos because I believe it will be a great step forward for our customers, partners and employees. It provides us with the best of all worlds: the freedom to pursue our vision of leading the performance management segment as an application-independent supplier, and the resources, reach, and world-class services of IBM to accelerate that vision.

As you know, I have always had the view that independence is a key element in the delivery of our value to customers. With IBM, and its commitment to open standards, and to a broad ERP neutral platform, we can deliver this ERP independent value on a scale not possible on our own (or with any other company for that matter).

It is also a combination that can’t be beat in the market place. In stark contrast to Oracle and SAP, which will be rationalizing and integrating to overcome substantial product overlaps for years to come, we start from the beginning with virtually no product overlap. So while they integrate, we will innovate and leverage each other’s complementary solutions.

We believe it will be positive for everyone because it will:

•                  Accelerate our ability to lead in performance management: IBM has stated that after the close they plan to accelerate the investments we make in products, services, support and marketing and increases our sales and distribution capacity. This will help us meet the market’s demands faster. And through their global presence, they will dramatically extend our reach. Lastly they will support and expand our partner network, accelerating the creation of the ecosystem we need in order to lead the industry in Performance Management.

•                  Enable Cognos to remain ERP-independent: As a result of the combination with IBM we will remain the only truly ERP-independent PM solution – enabling us to support all of the applications, databases and infrastructures our customers have now and in the future.

•                  Provide complete technology synergy without overlap: The IBM Information On Demand portfolio is completely complementary to our portfolio. In fact, there are tremendous technology synergies: for example, our mutual commitments to SOA development on a J2EE platform.

•                  Give the combined entity unmatched performance management coverage: We have often talked about our long-term vision of performance management: a vision that includes such rich complementary technologies as information integration, master data management, data warehousing, collaboration, business process management, enterprise content management and search. As part of IBM, that long term vision will come true – giving us the immediate and completely unmatched ability to deliver on the full promise of performance management.

•                  Tremendous new career opportunities for all employees: I have always talked about, and believed passionately in providing career opportunities to all our employees here at Cognos. As part of a world-class employer like IBM there will be tremendous new career opportunities available to all.

And lastly, I’m excited because IBM plans to operate Cognos as an independent business unit – what IBM calls a “segment” - that I will be leading along with the rest of the Cognos Executive team – Les continuing to grow the GST with this new leverage the IBM team brings and Peter continuing to drive innovation and delivery with new, added technology and product leverage - enabling the Cognos we know and love to evolve and thrive.

More information will be made available throughout the day.

Rob

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed transaction between IBM and Cognos, the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products and any other statements regarding IBM and Cognos’s future expectations, beliefs, goals or prospects constitute forward-looking statements made within the meaning of Section 21E of the Securities Exchange Act of 1934 and forward-looking information within the meaning of Section 138.4(9) of the Ontario Securities Act (collectively, forward-looking statements).  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered forward-looking statements.  A number of important factors could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the parties’ ability to consummate the transaction; the conditions to the completion of the transaction, including the receipt of shareholder approval, court approval or the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the arrangement within the expected time-frames or at all and to successfully integrate Cognos’s operations into those of IBM; such integration may be more difficult, time-consuming or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; the retention of certain key employees of Cognos may be difficult; IBM and Cognos are subject to intense competition and increased competition is expected in the future; fluctuations in foreign currencies could result in transaction losses and increased expenses; the volatility of the international marketplace; and the other factors described in IBM’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and in its most recent quarterly report filed with the SEC, and Cognos’s Annual Report on Form 10-K for the fiscal year ended February 28, 2007 and in its most recent quarterly report filed with the SEC.  IBM and Cognos assume no obligation to update the information in this communication, except as otherwise required by law.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed acquisition of Cognos by IBM. In connection with the proposed acquisition, Cognos intends to file relevant materials with the SEC, including Cognos’s proxy circular. SHAREHOLDERS OF COGNOS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING COGNOS’S PROXY CIRCULAR, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, http://www.sec.gov, and Cognos shareholders will receive information at an appropriate time on how to obtain transaction-related documents for free from Cognos. Such documents are not currently available.

Participants in Solicitation

IBM and its directors and executive officers, and Cognos and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Cognos common shares in respect of the proposed transaction. Information about the directors and executive officers of IBM is set forth in the proxy statement for IBM’s 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 2, 2007. Information about the directors and executive officers of Cognos is set forth in the proxy statement for Cognos’s 2007 Annual and Special Meeting of Shareholders, which was filed with the SEC on May 24, 2007. Investors may obtain additional information regarding the interest of such participants by reading the proxy circular regarding the acquisition when it becomes available.